								Filed under Rule 424(b)(2), Registration Statement No. 333-218881
						Pricing Supplement No. 7 - Dated Monday, October 2, 2017 (to: Prospectus dated June 21, 2017)
CUSIP	Selling	Gross	Net	Principal	Coupon	Coupon	Coupon	Maturity	1st Coupon	1st Coupon	Survivor's	Product	Guarantor
Number	Price	Concession	Proceeds	Amount	Type	Rate	Frequency	Date	Date	Amount	Option	Ranking
37046AAM7	100%	0.950%	$8,402,411.50	$8,483,000	Fixed	2.650%	SEMI-ANNUAL	10/20/2021	4/20/2018	$14.35	Yes	Senior Unsecured Notes	AmeriCredit Financial Services, Inc.
Redemption Information: Callable at 100% on 10/20/2018 and Semi-Annually thereafter with 30 Calendar Days Notice.
GM Financial Term Notes will be subject to redemption at the option of General Motors Financial Company, Inc., in whole on the interest payment date occurring any time on or after 10/20/2018 at a redemption price equal to 100% of the principal amount of the GM Financial Term Notes, plus accrued interest thereon, if any, upon at least 30 Calendar Days prior notice to the noteholder and the trustee, as described in the Prospectus.

37046AAN5	100%	1.800%	$8,470,732.00	$8,626,000	Fixed	3.950%	SEMI-ANNUAL	10/20/2027	4/20/2018	$21.40	Yes	Senior Unsecured Notes	AmeriCredit Financial Services, Inc.
Redemption Information: Callable at 100% on 10/20/2018 and Semi-Annually thereafter with 30 Calendar Days Notice.
GM Financial Term Notes will be subject to redemption at the option of General Motors Financial Company, Inc., in whole on the interest payment date occurring any time on or after 10/20/2018 at a redemption price equal to 100% of the principal amount of the GM Financial Term Notes, plus accrued interest thereon, if any, upon at least 30 Calendar Days prior notice to the noteholder and the trustee, as described in the Prospectus.

	Offering Dates: Monday, September 25, 2017 through Monday, October 2, 2017	General Motors Financial Company, Inc.
	Trade Date: Monday, October 2, 2017 @12:00 PM ET	GM Financial Term Notes
	Settlement Date: Thursday, October 5, 2017	Prospectus dated June 21, 2017
General Motors Financial Company, Inc.	Minimum Denomination/Increments:$1,000/$1,000
Initial trades settle flat and clear SDFS: DTC Book Entry only
DTC number: 0235 via RBC Dain Rauscher Inc.
Purchasing Agent: Incapital LLC
Agents: BofA Merrill Lynch, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors
Trustee: U.S. Bank National Association

If the maturity date or an interest payment date for any note is not a Business Day (as term is defined in Prospectus), principal, premium, if any, and interest for that note is paid on the next Business Day, and no interest will accrue from, and after, the maturity date or interest payment date.

Dealers purchasing Notes on an agency basis for client accounts shall purchase Notes at the public offering price. Notes sold by the Selected Dealers for their own account may be sold at the public offering price less a discount as specified above. Notes purchased by the Selected Dealers on behalf of level fee accounts may be sold to such accounts at the discount to the public offering price specified above, in which case, such Selected Dealers will not retain any portion of the sales price as compensation.

Legal Matters- Validity of the Notes:
In the opinion of Hunton & Williams LLP, as counsel to General Motors Financial Company, Inc. (the “Company”), when (i) the trustee has made an appropriate entry on Schedule 1 to the master registered global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of the Company, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus and, if applicable, prospectus supplement, and (ii) if this pricing supplement indicates that such notes are to be guaranteed by AmeriCredit Financial Services, Inc. (the “Guarantor”), the trustee has made an appropriate entry on Schedule 1 to the Master Note identifying that the guarantee will be applicable to the notes in accordance with the instructions of the Company, all in accordance with the provisions of the indenture governing the notes and the guarantees, such notes and guarantees, if the guarantee has been made applicable to the notes as shown in this pricing supplement, will be legally valid and binding obligations of the Company and the Guarantor, if applicable, subject to the effect of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date hereof and is limited to the internal laws of the States of New York and Texas and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and the guarantees and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and guarantees with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to Hunton & Williams LLP as originals, the conformity to original documents of all documents submitted to Hunton & Williams LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of Hunton & Williams LLP dated June 21, 2017, which has been filed as an exhibit to the Company’s Registration Statement relating to the notes filed with the Securities and Exchange Commission on June 21, 2017.